May 3, 2018

VIA EDGAR SUBMISSION

Mr. Gregory Dundas

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	Addentax Group Corp.
Amendment No.1 to Current Report on Form 8-K
Filed March 13, 2018
File No. 333-206097

Dear Mr. Dundas:

We are in receipt of your comment letter dated April 4, 2018, regarding the above referenced filing of Addentax Group Corp (the “Company”).

The Company is working expeditiously to respond to the Staff’s comments. However, as discussed with you, in order to fully address the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions in consultation with the Company’s new auditors. Accordingly, we respectfully request an extension of time to Tuesday, May 15, 2018.

We appreciate the Staff’s assistance in this matter. Should you have any questions that require further information, please feel free to contact our counsel, Ying Li Esq., by phone at (201) 912-1668 or email at yli@htflawyers.com. If you have any issue with the proposed extension, I would greatly appreciate your contacting Ms. Li at your earliest convenience.

Thank you for your consideration of our request.

Very truly yours,

/s/ Hong Zhida
Hong Zhida
President and Chief Executive Officer

cc:	Ying Li
Guillaume de Sampigny